Exhibit 99.1

VERDE REALTY

News Release	For Immediate Release

Brookfield Asset Management Sponsored Fund to Acquire Verde Realty by Merger

Houston, Texas -- July 26, 2012: Brookfield Asset Management Inc.’s Brookfield Property Group (“Brookfield”), Hillwood Development Company, LLC (“Hillwood”) and Verde Realty (“Verde”), a Houston-based REIT that acquires, develops, owns and manages industrial distribution facilities, today announced Verde and a fund sponsored by Brookfield (“the Fund”) have entered into a definitive merger agreement for a transaction that will provide Verde shareholders with a price of $12.85 per share and a total equity transaction value of up to $366 million.

In conjunction with the signing of the merger agreement, the Fund and certain shareholders of Verde, comprising approximately 19% of the outstanding shares, have entered into definitive voting agreements whereby such shareholders have agreed to vote in favor of the merger and against any alternative transactions.

At closing, a subsidiary of the Fund will merge into Verde Realty, with Verde as the surviving entity.
Hillwood will be an investor in Verde.

All existing shareholders will be entitled to receive cash in the merger.  Shareholders who are accredited investors will also have a right to elect to receive common shares of the surviving company in lieu of cash, provided that they also sign a shareholders’ agreement (such rollover right to be reduced pro-rata to meet a requirement that the Fund will acquire at least 55% of Verde on a fully diluted basis).  Concurrently with, and subject to the closing of the merger, Verde will also offer to purchase any and all outstanding common partnership units and convertible preferred units for $12.85 per unit and to purchase convertible debentures of Verde’s operating partnership for a common unit equivalent value (i.e. $12.85/unit).  The transaction is subject to shareholder approval and other customary closing conditions and is expected to be completed in the fourth quarter of 2012.  Wells Fargo Securities has rendered a fairness opinion to Verde with respect to the price per share.

“This merger transaction with Brookfield ensures that Verde is well-positioned to benefit from renewed demand for industrial space which will increase as the economy continues to show signs of improvement” commented Ronald Blankenship, Chairman and Chief Executive Officer of Verde.

As investment opportunities arise, the Fund has agreed to negotiate in good faith to provide additional capital to Verde in the form of a backstop for rights offerings of up to $200 million.

“We are excited for the opportunity to work with the experienced Verde team and expanding the breadth of our real estate operations, establishing a cornerstone investment in an industrial platform of high-quality industrial properties,” said David Arthur, Managing Partner at Brookfield Asset Management.

The shareholder meeting to consider the merger will be on August 29, 2012, and, assuming the transaction is approved, closing is expected to occur in the fourth quarter.  Proxy materials will be mailed to investors shortly.  In addition, the merger agreement is available on Verde’s website at www.verderealty.com.

Verde Investor Presentation
Verde will host an investor call and presentation (existing investors only) at 10:00 a.m. (Eastern Time), on Tuesday August 7, 2012.  Additional information on the investor call and presentation will be distributed directly to Verde’s investors.

About Verde
Verde, a Maryland real estate investment trust, is a fully integrated, self-administered and self-managed REIT that specializes in the ownership, acquisition and management of industrial distribution facilities.  Verde’s existing operating portfolio is composed primarily of industrial distribution facilities in the southwestern United States, California, suburban Chicago, Maryland, Utah and northern Mexico.

Brookfield Asset Management Inc. is a global alternative asset manager with approximately
$150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield has a range of public and private investment products and services, which leverage our expertise and experience and provide us with a competitive advantage in the markets where we operate. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Important Information
Verde will circulate a joint proxy statement and private placement memorandum regarding the proposed transaction.  This document is not currently available, but is expected to be delivered to investors within the next 7-10 days at the address currently on file with Verde.  THE JOINT PROXY STATEMENT AND PRIVATE PLACEMENT MEMORANDUM WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION; INVESTORS ARE URGED TO READ THIS INFORMATION WHEN IT BECOMES AVAILABLE.

For more information:

Verde Realty	Brookfield Asset Management
Media and Investors: Richard Moore Tel: (713) 338-3105 Fax: (713) 585-9396 Email: richard.moore@verderealty.com	Media and Investors: Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Forward Looking Statements
Certain statements in this press release may contain forward-looking information regarding Verde Realty, Brookfield and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the benefits of the transaction involving Verde and Brookfield, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Verde’s management and Brookfield and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain third-party approvals of the transaction on the proposed terms and schedule; the failure of Verde shareholders to approve the transaction; the risk that Verde will not be integrated successfully with and into Brookfield’s organization; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers or employees; competition and its effect on revenues, expenses and third-party relationships; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty.  Additional risks and factors will be identified in Verde’s joint proxy statement and private placement memorandum regarding the proposed transaction to be delivered to investors.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.  Neither Verde nor Brookfield undertakes any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

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